April 3, 2025

Mark McCaffrey
Chief Financial Officer
GoDaddy Inc.
100 S. Mill Ave, Suite 1600
Tempe, AZ 85281

       Re: GoDaddy Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-36904
Dear Mark McCaffrey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Alan Denenberg